Trinity Place Holdings Inc.

340 Madison Avenue

New York, New York 10173

February 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Trinity Place Holdings Inc.

Registration Statement on Form S-3

Filed on January 21, 2022

File No. 333-262293

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trinity Place Holdings Inc., a Delaware corporation hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement on Form S-3 so that it will become effective at 9:00 a.m. Eastern Time on February 3, 2022, or as soon as practicable thereafter.

Very truly yours,

TRINITY PLACE HOLDINGS INC.

By:	/s/ Steven Kahn
Name:	Steven Kahn
Title:	Chief Financial Officer